Exhibit 7.2

Execution Version

CONSORTIUM AGREEMENT

This CONSORTIUM AGREEMENT (this “Agreement”) is made and entered into as of May 20, 2022, by and among (a) the parties set forth in Schedule A hereto (each of them is referred to herein as a “Management Party,” and collectively, as the “Management Parties”) and (b) FNOF Precious Honour Limited, a company incorporated under the laws of British Virgin Islands (the “Sponsor”). The Management Parties and the Sponsor are referred to herein each as a “Party,” and collectively, the “Parties.” Unless otherwise defined herein, capitalized terms used herein shall have the meanings assigned to them in Section 10.1 hereof.

WHEREAS, the Parties propose to use their reasonable best efforts to develop and undertake an acquisition transaction (the “Transaction”) with respect to O2Micro International Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), pursuant to which the Parties and/or their Affiliates will acquire all of the outstanding Ordinary Shares not already Beneficially Owned by the Buyer Consortium and privatize the Company;

WHEREAS, (a) in connection with the Transaction, the Parties may form a new company or use a company already formed (“Holdco”) and, if appropriate, to cause Holdco to form a direct or indirect, wholly owned subsidiary (“Merger Sub”), and (b) upon the closing of the Transaction (the “Closing”), the Parties intend for Holdco, either directly or indirectly, to hold 100% of the Company;

WHEREAS, on March 14, 2022, the Sponsor submitted a preliminary non-binding proposal letter to the board of directors of the Company (the “Board”) in connection with the Transaction, and the Parties wish to, on or about the date hereof, submit an updated preliminary non-binding proposal letter to the Board in substantially the form attached as Schedule B hereto (as may be amended by the Parties, the “Proposal”); and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence of the Company and its business, (b) discussions regarding the Proposal with the Company, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction, including for the debt financing to support the Transaction (the “Debt Financing,” such definitive documentation collectively, the “Definitive Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereto agree as follows:

Article I
PROPOSAL; debt financing; HOLDCO OWNERSHIP

Section 1.1            Participation in Transaction. The Parties agree to participate in the Transaction on the terms set forth in this Agreement. The Parties shall cooperate and proceed in good faith to (A) undertake due diligence with respect to the Company and its business; (B) engage in discussions with the Special Committee and its advisors regarding the Proposal and the Transaction; (C) negotiate with the Special Committee and its advisors in good faith the terms of the Definitive Agreements; and (D) take any action or refrain from taking any action in order for Holdco and/or Merger Sub to comply with their respective obligations, satisfy the closing conditions or exercise their respective rights under the Definitive Agreements (if applicable).

Section 1.2            Proposal. The Parties shall jointly submit the Proposal to the Board on or about the date hereof and shall use their respective good faith efforts to further the implementation of the Transaction as soon as possible.

Section 1.3            Debt Financing.

(a)               The Parties shall work together to arrange Debt Financing on satisfactory terms. The Sponsor shall coordinate with banks and other financing sources identified by it in connection with the debt financing (the “Debt Financing Sources”), and the Management Parties shall provide such assistance in connection therewith as may be reasonably requested by the Sponsor. The definitive agreements in relation to the Debt Financing shall be to the reasonable satisfaction of each Party.

(b)               To the extent practicable and permitted by the Board or the Special Committee, each of the Parties shall (i) furnish the Debt Financing Sources with financial, know-your-client and other pertinent information relevant to the financial condition, business, operations and assets of the Company, as may be reasonably requested by the Debt Financing Sources, and (ii) take all corporate or other actions reasonably requested by the Debt Financing Sources to permit the consummation of the Debt Financing, including facilitating the pledging of collateral and, in connection therewith, executing and delivering any pledge and security documents, other definitive financing documents or certificates, or other documents as may be reasonably requested by the Debt Financing Sources.

Section 1.4            Holdco Ownership and Arrangements.

(a)               In connection with the Transaction, the Parties may incorporate or use an existing company as Holdco and depending on the agreed structure, may cause Holdco to incorporate Merger Sub, and any other intermediate holding companies.

(b)               Subsequent to the execution of the Merger Agreement and prior to the Closing, the Parties shall negotiate in good faith and use reasonable best efforts to enter into a shareholders agreement of Holdco that will take effect on or after the Closing and contain provisions customary for transactions of this type.

(c)               Unless otherwise agreed in writing by Parties, each Party’s ownership percentage of the Company immediately following the Transaction (the “Contemplated Ownership Percentage” of such Party) shall be calculated based on the proportion that (a) the amount of cash paid, and the deemed value of the Covered Shares (based on the per share cash consideration offered under the Merger Agreement to shareholders of the Company that are not Affiliated with any member of the Buyer Consortium) contributed by, such Party to Holdco, bears to (b) the aggregate value contributed or deemed contributed by all shareholders of Holdco to Holdco (whether in the form of cash, Covered Shares or other consideration). Specifically, the Management Parties agree to contribute to Holdco at the Closing, in exchange for newly issued equity interests in Holdco, all of the Ordinary Shares then held by the Management Parties and their respective Affiliates based on the same per share consideration as provided in the Definitive Agreements. For the avoidance of doubt, the Parties agree that the obligation of the Parties to make cash or in-kind contributions to Holdco or purchase and pay for any Holdco equity securities shall be subject to (i) the execution and delivery of the Definitive Agreements, which shall be in form and substance satisfactory to the Parties, and (ii) the satisfaction or waiver of the various conditions to the obligations of Holdco to be set forth in the Definitive Agreements.

Section 1.5            Admission of New Consortium Members. The Management Parties and the Sponsor may, acting jointly, agree to admit one or more additional member(s) to the Buyer Consortium as additional party(ies). Any additional party admitted to the Buyer Consortium pursuant to this Section 1.5 shall execute a deed of adherence to this Agreement in the form attached hereto as Schedule D (the “Deed of Adherence”) and upon its execution of the Deed of Adherence, such additional party shall become an “Additional Party” for purposes of this Agreement.

Article II
PARTICIPATION IN TRANSACTION; ADVISORS; APPROVALS

Section 2.1            Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including, without limitation, by (a) complying with any information delivery or other requirements entered into by Holdco, a Party or an Affiliate of a Party, and shall not, and shall direct its Representatives not to, whether by their action or omission, breach such arrangements or obligations, (b) participating in meetings and negotiations with the Special Committee and its advisors, (c) executing and complying with any confidential agreements reasonably required by the Company, (d) sharing all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (e) providing each other Party or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the Definitive Agreements, (f) providing timely responses to requests by each other Party or Joint Advisors for information, (g) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement, (h) participating in meetings and negotiations with Debt Financing lenders, and (i) consulting with each other and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Company, any issuance of which shall be subject to Section 6.1. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of their internal investment committee materials or analyses or any information which it considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality.

Section 2.2            Appointment of Advisors.

(a)               The Parties shall agree to the scope and engagement terms of all joint Advisors to Holdco and/or the Parties in connection with the Transaction (such joint Advisors to the Buyer Consortium, the “Joint Advisors”), provided that the Parties agree and acknowledge that Gibson Dunn & Crutcher LLP has been jointly selected by the Buyer Consortium as the U.S. legal counsel to represent the Buyer Consortium in connection with the Transaction and shall be a “Joint Advisor” under this Agreement.

(b)               Except as otherwise provided in Section 2.2(a), if a Party requires separate representation in connection with specific issues arising out of the Proposal or the Transaction, such Party may retain other Advisors to advise it, provided that such Party shall (i) provide prior notice to other Parties of such retention and (ii) subject to Section 3.1(a), be solely responsible for the fees and expenses of such separate Advisors unless and only to the extent each Party agrees in writing that the fees and expenses incurred by such separate Advisor will be treated as the transaction expenses of the Buyer Consortium and will be reimbursable or shared ratably, as the case may be, pursuant to Article III. The Parties agree and acknowledge that Gibson Dunn & Crutcher LLP has also been selected by the Parties as its U.S. legal counsel in connection with the Transaction and the fee and expenses incurred by Gibson Dunn & Crutcher LLP will be treated as the transaction expenses of the Buyer Consortium and will be reimbursable or shared ratably, as the case may be, pursuant to Article III.

Section 2.3            Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

Article III
TRANSACTION COSTS

Section 3.1            Expenses and Fee Sharing.

(a)               Upon consummation of the Transaction, the Parties shall cause the Company to reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including, without limitation, all fees, expenses and disbursements of Joint Advisors retained by the Buyer Consortium (other than fees and costs of any separate Advisors who were retained by the Parties unless and only to the extent such appointment and expenses are agreed to in advance in writing by the Parties).

(b)               If the Transaction is not consummated (and Section 3.1(c) below does not apply), the Parties agree to share ratably based on such Parties’ Expense Sharing Percentage or as may otherwise be agreed among the Parties the out-of-pocket costs and expenses payable by them in connection with the Transaction incurred prior to the termination of the Transaction, including any fees and expenses payable to Joint Advisors retained by the Buyer Consortium (other than fees and costs of any separate Advisors who were retained by the Parties unless and only to the extent such appointment and expenses are agreed to in advance in writing by the Parties, including provided in Section 2.2(b)). The Parties shall be entitled to receive, on a pro rata basis in accordance with their respective Contemplated Ownership Percentages, any termination or other fees or amounts payable, directly or indirectly, to Holdco by the Company pursuant to the Merger Agreement, net of the expenses incurred by Holdco and required to be borne by them pursuant to this Section 3.1(b).

(c)               If the Transaction is not consummated due to the breach of this Agreement by one or more Party(ies), then such breaching Party(ies) shall reimburse any non-breaching Party(ies) for all out-of-pocket costs and expenses, including any fees and expenses of (i) Joint Advisors retained by the Buyer Consortium and including the fees and costs of any separate Advisors who were retained by the Parties and (ii) Debt Financing Sources in connection with the Debt Financing, incurred by such non-breaching Party(ies) in connection with the Transaction, without prejudice to any rights or remedies otherwise available to such non-breaching Party(ies).

Article IV
EXCLUSIVITY; VOTING; TRANSFER RESTRICTIONS; OTHER COVENANTS

Section 4.1            Exclusivity Period. During the period beginning on the date hereof and ending on the 12-months anniversary of the date hereof (the “Exclusivity Period”), each Party shall (unless otherwise agreed to or consented to in writing in advance by the other Parties) and shall cause its Affiliates:

(a)               to work exclusively with the other Parties to implement the Transaction, including to (i) evaluate the Company and its business and (ii) prepare, negotiate and finalize the Definitive Agreements;

(b)               not to, and shall use its reasonable efforts to cause the Representatives of it and its Affiliates not to, directly or indirectly, either alone or with or through any authorized Representatives (i) make an Acquisition Proposal, or solicit, encourage, facilitate or join with or invite any other person to be involved in the making of, any Acquisition Proposal, (ii) provide any information to any Third Party with a view to the Third Party or any other person pursuing or considering to pursue an Acquisition Proposal, (iii) finance or offer to finance any Acquisition Proposal, including by offering any equity or debt finance, or contribution of Covered Shares or provision of a voting agreement, in support of any Acquisition Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing its obligations under this Agreement, or (vi) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4.1(b)(i) to Section 4.1(b)(v) or Section 4.2(a)(i) or Section 4.2(a)(ii);

(c)               to immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to an Acquisition Proposal; and

(d)               to promptly notify the other Parties if it or, to its knowledge, any of its Representatives receives any approach or communication with respect to any Acquisition Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Parties with copies of any written communication.

Section 4.2            Agreement to Vote.

(a)               Each Party hereby irrevocably and unconditionally agrees that, to the extent it or its Affiliates Beneficially Own any Covered Shares, at any annual or extraordinary general meeting of the shareholders of the Company and at any other meeting of the shareholders of the Company, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of the Company and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of the Company is sought, it shall (solely in its capacity as Beneficial Owner of its Covered Shares), and shall cause its Affiliates and any holder of record of its Covered Shares to, in each case to the extent that the Covered Shares are entitled to vote thereon or consent thereto:

(i)                 appear at each such meeting or otherwise cause all of its and its Affiliates’ Covered Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such Party is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by the Company for written consent, if any; and

(ii)              vote, or cause to be voted, whether on a show of hands or a poll and whether in person or by proxy, or deliver, or cause to be delivered, a written consent covering, all of its and its Affiliates’ Covered Shares (A) in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the Transaction and any other transactions contemplated by the Merger Agreement, (B) in favor of any other matters required to consummate the Transaction and any other transactions contemplated by the Merger Agreement, (C) against any Acquisition Proposal or any other transaction, proposal, agreement or action made in opposition to the Transaction or in competition or inconsistent with the Transaction, and (D) against any other action, agreement or transaction that is intended to facilitate an Acquisition Proposal or is intended to or could prevent, impede, or, in any material respect, interfere with, delay or adversely affect the Transaction or any other transactions contemplated by the Merger Agreement or the performance by such Party of its obligations under this Agreement.

(b)               Each Party shall, and shall cause its Affiliates to, retain at all times the right to vote or consent with respect to such Party’s or its Affiliates’ Covered Shares in such Party’s or its Affiliates’ sole discretion and without any other limitation on those matters, other than those limitations contained in Section 4.2(a).

(c)               The obligations of each Party set forth in this Section 4.2 are irrevocable until the termination of this Agreement in accordance with its terms.

Section 4.3            Waiver of Dissenter Rights. Each Party hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any dissenters’ rights, rights of appraisal and any similar rights relating to the Transaction and any other transactions contemplated by the Merger Agreement that such Party or any other person may have by virtue of, or with respect to, any of the Covered Shares Beneficially Owned by it or its Affiliates.

Section 4.4            Prohibition on Transfer.

(a)               Subject to the terms of this Agreement, each Party covenants and agrees that it will not, and it will cause its Affiliates not to, Transfer any of its Covered Shares, or any voting right or power (including whether such right or power is granted by proxy or otherwise) or economic interest therein, or permit the Transfer by any of its Affiliates of an interest in any Covered Shares, in each case, unless such Transfer (i) is a Permitted Transfer, or (ii) has been previously approved in writing by the other Parties.

(b)               With respect to each Party, this Agreement and the obligations hereunder shall attach to the Covered Shares and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of Law or otherwise, including, the Party’s successors or assigns. No Party may request that the Company or the Company’s depositary bank register the Transfer of (book-entry or otherwise) any or all of the Covered Shares (whether represented by a certificate or uncertificated), unless such Transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Covered Shares, the transferor shall remain liable for the performance of all of the obligations of the Party under this Agreement.

Section 4.5            Additional Shares. Each Party covenants and agrees to notify each member of the Buyer Consortium in writing of the number of Additional Shares Beneficial Ownership in which is acquired by each Party or its Affiliates after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Any such Additional Shares shall automatically become subject to the terms of this Agreement and shall constitute Covered Shares for all purposes of this Agreement.

Section 4.6            Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for Ordinary Shares) is declared, in each case affecting the Covered Shares, the term “Covered Shares” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 4.7            No Inconsistent Agreements. Without the prior written consent of the other Parties, no Party shall, and a Party shall cause its Affiliates not to, (a) enter into any contract or other instrument, option or other agreement (except this Agreement), whether written or oral, with respect to, or consent to, a Transfer of, any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, (b) create or permit to exist any Lien that could prevent such Party from voting the Covered Shares in accordance with this Agreement or from complying in all material respects with the other obligations under this Agreement, other than any restrictions imposed by applicable Law on such Covered Shares, (c) enter into any voting or similar agreement (except this Agreement) with respect to the Covered Shares or grant any proxy, consent or power of attorney with respect to any of the Covered Shares or (d) take any action, directly or indirectly, that would or would reasonably be expected to (i) result in a breach hereof, (ii) make any representation or warranty of the Party set forth in Article VIII untrue or incorrect in any material respect or (iii) prevent, impede or, in any material respect, interfere with, delay or adversely affect the Transaction or performance by such Party of its obligations under, or compliance by such Party with the provisions of, this Agreement or the Definitive Agreements.

Section 4.8            Termination. The provisions of this Article IV shall terminate and be of no further force or effect upon the expiration of the Exclusivity Period; provided that such termination shall not relieve any Party of liability for any breach of this Article IV prior to such termination.

Section 4.9            Fiduciary Duties under Cayman Law. Notwithstanding anything to the contrary herein, nothing in this Agreement shall prohibit any Management Member from taking any action solely in his capacity as a director of the Company (and not in his capacity as a shareholder of the Company or otherwise) to comply with a director’s fiduciary duties under Cayman Islands law.

Article V
TERMINATION

Section 5.1            Failure to Agree. Subject to Section 5.3(a), if (a) the Parties are unable to agree either (i) as among themselves upon the material terms of the Transaction or the Debt Financing for the Transaction, or (ii) with the Special Committee on the material terms of the Transaction, or (b) a Party is not satisfied with the results of its due diligence investigation, then a Party may cease its participation in the Transaction by delivery of a written notice to the other Parties and this Agreement shall terminate with respect to such withdrawing Party. Despite termination of this Agreement with respect to the withdrawing Party, any Advisors appointed under this Agreement may continue to advise, separately, any remaining Parties.

Section 5.2            Other Termination Events. Subject to Section 5.3(b), this Agreement shall terminate with respect to all Parties upon the earlier to occur of (a) a written agreement among all Parties to terminate this Agreement, and (b) the Closing.

Section 5.3            Effect of Termination.

(a)               Upon termination of this Agreement with respect to a Party pursuant to Section 5.1, Article III (Transaction Costs), Article IV (Exclusivity; Voting; Transfer Restrictions; Other Covenants), Article V (Termination), Section 6.2 (Confidentiality), Article VII (Notices) and Article IX (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Article III for its portion ratably based on such Party’s Expense Sharing Percentage of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(b)               Upon termination of this Agreement pursuant to Section 5.2, Article III (Transaction Costs), Article V (Termination), Section 6.2 (Confidentiality), Article VII (Notices) and Article IX (Miscellaneous) shall continue to bind the Parties and each of the Parties shall be liable under Article III for its portion ratably based on such Party’s Expense Sharing Percentage of any costs and expenses incurred by the Parties prior to the termination of this Agreement, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(c)               Other than as set forth in Section 3.1, Section 5.3(a) and Section 5.3(b) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement.

Article VI
ANNOUNCEMENTS AND CONFIDENTIALITY

Section 6.1            Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Parties hereto, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by Law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by the Parties.

Section 6.2            Confidentiality.

(a)               Except as permitted under Section 6.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b)               Subject to Section 6.2(c), the Recipient shall safeguard and return to the Discloser, on demand, any Confidential Information which falls within clause (a) of the definition of Confidential Information, and in the case of electronic data that constitutes Confidential Information, to return or destroy such Confidential Information at the option of the Recipient.

(c)               Each Recipient may retain in a secure archive a copy of the Confidential Information referred to in Section 6.2(b) if the Confidential Information is required to be retained by it for regulatory purposes or in connection with a bona fide document retention policy.

(d)               Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 6.2 shall continue to apply for a period of 18 months following termination of this Agreement pursuant to Section 5.1 or Section 5.2, unless otherwise agreed in writing.

Section 6.3            Permitted Disclosures. A Party may make disclosures (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including, with respect to the Sponsor, potential sources of capital), but only on a confidential basis; (b) if required by applicable Law or the rules and regulations of any national securities exchange or Governmental Authority of competent jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Affiliates or Representatives.

Article VII
NOTICES

Section 7.1            Notices. Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile, overnight courier or electronic mail, to the following address of such other Party or to such other address or facsimile number or electronic mail address as such other Party may hereafter specify for the purpose by notice to the other Parties hereto:

if to the Management Parties, to:

Mr. Du Shyun-Dii Sterling
RmB, 2Fl, Zhangjian Mansion
No 289, Chun Xiao Rd
Pudong New Area
Shanghai Free Trade Zone
China 201203

with a copy to:

Gibson, Dunn & Crutcher LLP

Unit 1301, Tower 1, China Central Place

No. 81 Jianguo Road

Chaoyang District, Beijing 100025

People’s Republic of China

Attention: Fang Xue, Esq.

Email: fxue@gibsondunn.com

if to the Sponsor, to:

FNOF Precious Honour Limited
c/o Suite 3720, Jardine House
1 Connaught Place, Central
Hong Kong

Email: kiril.ip@forebrightcapital.com & kallon.gao@forebrightcapital.com if to any Additional Party, to the address provided under such Additional Party’s signature page hereto.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Article VIII
REPRESENTATIONS AND WARRANTIES

Section 8.1            Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) such Party has the full right and capacity and has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by such Party have been duly authorized by all necessary action on the part of such Party (if applicable) and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by such Party and, assuming due authorization, execution and delivery by the other Parties hereto, constitutes a valid and binding agreement of such Party enforceable against such Party in accordance with the terms hereof; (d) such Party’s execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any Law applicable to such Party or any of such Party’s properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any Lien of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

Section 8.2            Company Ordinary Shares. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that: as of the date of this Agreement, such Party is the sole Beneficial Owner of and has good and valid title to the Existing Shares set forth opposite such Party’s name in part I of Schedule C hereto, free and clear of any Liens, other than any Liens pursuant to this Agreement, or arising under the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Agreement, subject to the last sentence of this Section 8.2, the Existing Shares listed in Part I of Schedule C hereto constitute all of the Ordinary Shares and any other securities convertible, exercisable or exchangeable into or for any Ordinary Shares Beneficially Owned or owned of record by such Party and Affiliates of such Party. Except as otherwise indicated in Part I of Schedule C hereto, such Party is and will be the sole record holder and Beneficial Owner of his or its Covered Shares and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Agreement with respect to his or its Covered Shares. Such Party has not taken any action described in Section 4.7 hereof. Such Party understands and acknowledges that each member of the Buyer Consortium and his or its Affiliates have expended, and are continuing to expend, time and resources in connection with the Transaction in reliance upon his or its execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of it contained herein.

Section 8.3            Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.1 and Section 8.2 and have been induced by them to enter into this Agreement.

Article IX
MISCELLANEOUS

Section 9.1            Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 9.2            Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 9.3            Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 9.4            Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.5            Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties; provided, however, after providing at least three (3) Business Days’ prior written notice to the Management Parties, the Sponsor may assign its rights and obligations under this Agreement, in whole or in part, to its Affiliates and/or any investment funds managed or advised by the Sponsor or any of its Affiliates or any investment vehicles of the Sponsor, its Affiliates or such funds, but no such assignment shall relieve the Sponsor from any of its obligations hereunder. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

Section 9.6            No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture of the other Party.

Section 9.7            Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

Section 9.8            Governing Law and Venue.

(a)               This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof.

(b)               Any Actions arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.8 (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)               Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in Section 9.8(b), any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in its Rules. Such application shall also be governed by, and construed in accordance with, the laws of the State of New York.

Section 9.9            Specific Performance. The Parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character and irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly each Party to this Agreement (a) shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the forum described in Section 9.8, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity, and (b) hereby waives any requirement for the posting of any bond or similar collateral in connection therewith. Each Party hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) any other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 9.10        Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint or joint and several).

Article X
DEFINITIONS AND INTERPRETATIONS

Section 10.1        Defined Terms. The following terms, as used in this Agreement, shall have the meanings set forth below.

(a)               “Acquisition Proposal” means any proposal or offer relating to any of the following (other than the Transaction): (i) any merger, reorganization, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company or to which 10% or more of the total revenue or net income of the Company are attributable, (ii) any sale, lease, license, exchange, transfer or other disposition of assets which would result in a Third Party acquiring assets, individually or in the aggregate, constituting 10% or more of the consolidated assets of the Company and its Subsidiaries or to which 10% or more of the total revenue or net income of the Company and its Subsidiaries are attributable, (iii) any sale, exchange, transfer or other disposition of 10% or more of any class of equity securities of the Company to any Third Party, (iv) any general offer, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 10% or more of any class of equity securities of the Company, or (v) any public solicitation of proxies in opposition to approval and adoption of a definitive agreement providing for the Transaction and approval of the Transaction by the Company’s shareholders.

(b)               “Action” means any litigation, suit, claim, action, demand letter, or any judicial, criminal, administrative or regulatory proceeding, hearing, investigation, or formal or informal regulatory document production request proceeding.

(c)               “Additional Party” has the meaning ascribed to it in Section 1.5.

(d)               “Additional Shares” means with respect to a Party, Ordinary Shares and other equity of the Company (including options, restricted shares and restricted share units) with respect to which such Party or any of its Affiliates acquires Beneficial Ownership after the date of this Agreement (including any Ordinary Shares issued or issuable upon the conversion, exercise or exchange of any securities into or for any Ordinary Shares or otherwise).

(e)               “Advisors” means the advisors and/or consultants of Holdco and the Parties, in each case appointed in connection with the Transaction.

(f)                “Affiliates” of a specified person means a person who, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified person. The term “Affiliated” shall have correlative meaning.

(g)               “Agreement” has the meaning ascribed to it in the Preamble.

(h)               “Arbitrator” has the meaning ascribed to it in Section 9.8(b).

(i)                 “Beneficial Ownership” by a person of any security includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise (whether or not in writing), has or shares: (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 under the Exchange Act; provided that, without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person will include securities Beneficially Owned by any Affiliates of such person which are Controlled by such person, but no Beneficial Ownership of securities shall be attributed to securities Beneficially Owned by any other person(s) solely by virtue of the fact that such first person may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act with such other person(s). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have correlative meanings.

(j)                 “Board” has the meaning ascribed to it in the Recitals.

(k)               “Business Day” means any day on which banks are not required or authorized to close in the City of New York, Cayman Islands, the People’s Republic of China or Hong Kong.

(l)                 “Buyer Consortium” means the consortium formed by the Parties to undertake the Transaction.

(m)             “Closing” has the meaning ascribed to it in the Recitals.

(n)               “Company” has the meaning ascribed to it in the Recitals.

(o)               “Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (x) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, or (y) is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any Definitive Agreements.

(p)               “Contemplated Ownership Percentage” has the meaning ascribed to it in Section 1.4(c).

(q)               “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or otherwise.

(r)                “Covered Shares” means all of the Existing Shares and any Additional Shares.

(s)                “Debt Financing” has the meaning ascribed to it in the Recitals.

(t)                 “Definitive Agreements” has the meaning ascribed to it in Section 4.1(a)Recitals.

(u)               “Deed of Adherence” has the meaning ascribed to it in Section 1.5.

(v)               “Discloser” has the meaning ascribed to it in Section 6.2(a).

(w)             “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(x)               “Exclusivity Period” has the meaning ascribed to it in Section 4.1.

(y)               “Existing Shares” means with respect to a Party, the Ordinary Shares and other equity of the Company (including options, restricted shares and restricted share units) Beneficially Owned by it and its Affiliates as of the date hereof, as set forth opposite its name in Schedule C hereto.

(z)               “Expense Sharing Percentage” of the Parties shall be equal to the percentage set forth opposite his or its name in the column entitled “Expense Sharing Percentage” in Part II of Schedule C hereto, or such other the percentage as agreed by the Parties.

(aa)            “Governmental Authority” means any nation or government, any agency, self-regulatory body, public, regulatory or taxing authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal.

(bb)           “HKIAC” has the meaning ascribed to it in Section 9.8(b).

(cc)            “Holdco” has the meaning ascribed to it in the Recitals.

(dd)           “Joint Advisor” and/or “Joint Advisors” has the meaning ascribed to it in Section 2.2(a)

(ee)            “Law” means any statute, law, ordinance, code or any award, writ, injunction, determination, rule, regulation, judgment, decree or executive order.

(ff)              “Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

(gg)           “Management Party” and/or “Management Parties” has the meaning ascribed to it in the Preamble.

(hh)           “Merger Agreement” means a definitive agreement and plan of merger relating to the Transaction as may be entered into by and among the Buyer Consortium and/or one or more of its Affiliates, on the one hand, and the Company, on the other hand, in the form to be agreed by such parties.

(ii)              “Merger Sub” has the meaning ascribed to it in the Recitals.

(jj)              “Ordinary Shares” means, collectively, the ordinary shares, par value US$0.00002 per share, issued by the Company, including such shares represented by the ADSs.

(kk)           “Party” and/or “Parties” has the meaning ascribed to it in the Preamble.

(ll)              “Permitted Transfer” means a Transfer of Covered Shares by a Party to (i) an Affiliate of such Party, (ii) a member of such Party’s immediate family or a trust for the benefit of such Party’s or any member of such Party’s immediate family, (iii) any heir, legatees, beneficiaries and/or devisees of such Party, or (iv) with respect to the Sponsor, investment funds managed or advised by the Sponsor or any of its Affiliates or any investment vehicles of the Sponsor, its Affiliate or such funds; provided that, in each case, such transferee agrees to execute, prior to or concurrently with such Transfer, a Deed of Adherence in the form attached hereto as Schedule D.

(mm)      “person” means individual, partnership, corporation, association, joint stock company, trust, joint venture, limited liability company, organization, entity or Governmental Authority.

(nn)           “Proposal” has the meaning ascribed to it in the Recitals.

(oo)           “Recipient” has the meaning ascribed to it in Section 6.2(a).

(pp)           “Representatives” means, with respect to any Party, such Party’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents and other representatives.

(qq)           “Rules” has the meaning ascribed to it in Section 9.8(b).

(rr)              “Special Committee” means the special committee of independent and disinterested directors of the Company, currently consisting of Lawrence Lin and Ji Liu.

(ss)             “Sponsor” has the meaning ascribed to it in the Preamble.

(tt)              “Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than any Party or any of its Affiliates or Representatives.

(uu)           “Transaction” has the meaning ascribed to it in the Recitals.

(vv)           “Transfer” means, directly or indirectly, to sell, transfer, offer, exchange, assign, pledge, encumber, hypothecate or otherwise dispose of (by merger, by tendering into any tender or exchange offer, by testamentary disposition, by operation of Law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to any sale, transfer, offer, exchange, assignment, pledge, encumbrance, hypothecation or other disposition.

Section 10.2        Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

/s/ Du Shyun-Dii Sterling
Du Shyun-Dii Sterling

/s/ Kuo Chuan-Chiung
Kuo Chuan-Chiung

[Signature Page to Consortium Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Consortium Agreement to be executed as of the date first written above.

FNOF Precious Honour Limited

By:	/s/ Kiril IP
Name:	Kiril IP
Title:	Authorized Signatory

[Signature Page to Consortium Agreement]

Schedule A

List of Management Parties

Du Shyun-Dii Sterling
Kuo Chuan-Chiung

Schedule B

Proposal

Schedule C

Schedule D

Form of Deed of Adherence

This Deed of Adherence (this “Deed”) is entered into on [●]

BY:

[Additional Party], a [●] organized and existing under the laws of [●] with its registered address at [●] (the “Additional Party”).

RECITALS:

(A)       On May 20, 2022, the parties listed on Annex A to this Deed (the “Existing Parties”) entered into a consortium agreement (the “Consortium Agreement”) and proposed to, among other things, undertake the Transaction (as defined in the Consortium Agreement).

(B)       Additional Parties may be admitted to the Consortium pursuant to Section 1.5 of the Consortium Agreement.

(C)       The Additional Party now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Deed, and to be bound by the terms of the Consortium Agreement as a [a Sponsor]/[a Party] thereto.

THIS DEED WITNESSES as follows:

1.       Defined Terms And Construction

(a)       Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.

(b)       This Deed shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.

2.       Undertakings

(a)       Assumption of obligations

The Additional Party undertakes to each other Party to the Consortium Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of [a Sponsor]/[a Party] as if it had been [a Sponsor]/[a Party] to the Consortium Agreement at the date of execution thereof and the Existing Parties agree that where there is a reference to [a Sponsor]/[a Party] it shall be deemed to include a reference to the Additional Party and with effect from the date hereof, all the rights of [a Sponsor]/[a Party] provided under the Consortium Agreement will be accorded to the Additional Party as if the Additional Party had been [a Sponsor]/[a Party] under the Consortium Agreement at the date of execution thereof. The proposed contribution with respect to the Additional Party is set forth in Annex B hereto.

3.       Representations And Warranties

(a)       The Additional Party represents and warrants to each of the other Parties as follows:

(1)       Status

[It is a company duly organized, established and validly existing under the laws of the jurisdiction stated in the preamble of this Deed] and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

(2)       Due Authorization

It has full power and authority to execute and deliver this Deed and the execution, delivery and performance of this Deed by the Additional Party has been duly authorized by all necessary action on behalf of the Additional Party.

(3)       Legal, Valid and Binding Obligation

This Deed has been duly executed and delivered by the Additional Party and constitutes the legal, valid and binding obligation of the Additional Party, enforceable against it in accordance with the terms hereof (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(4)       [Ownership

As of the date of this Deed, (i) the Additional Party is the sole Beneficial Owner of and has good and valid title to the Existing Shares set forth opposite its name in Annex C hereto, free and clear of any Liens, other than any Liens pursuant to this Deed, or arising under the memorandum or articles of association of the Company and transfer restrictions imposed by generally applicable securities Laws. As of the date of this Deed, subject to the last sentence of this Section 3(a)(4), the Additional Party’s Existing Shares listed in Annex C hereto constitute all of the Ordinary Shares and any securities convertible, exercisable or exchangeable into or for any Ordinary Shares Beneficially Owned or owned of record by it and its Affiliates. Except as otherwise indicated on Annex C hereto, the Additional Party or its Affiliate is and will be the sole record holder and Beneficial Owner of the Covered Shares and has (i) the sole voting power, (ii) the sole power of disposition and (iii) the sole power to agree to all of the matters set forth in this Deed and the Consortium Agreement with respect to the Covered Shares. The Additional Party has not taken any action described in Section 4.7 of the Consortium Agreement.] [if applicable]

(5)       Reliance

The Additional Party acknowledges that the Existing Parties have consented to the admission of the Additional Party to the Buyer Consortium on the basis of and in reliance upon (among other things) the representations and warranties in Sections 3(a)(1) to 3(a)(4) above, and the Existing Parties’ consent was induced by such representations and warranties.

4.       Miscellaneous

Article VII (Notices), Section 9.8 (Governing Law and Venue) and Section 9.9 (Specific Performance) of the Consortium Agreement shall apply mutatis mutandis to this Deed.

[Signature page follows.]

IN WITNESS WHEREOF, the Additional Party has executed this Deed as a deed and delivered this Deed as of the day and year first above written.

EXECUTED AS A DEED BY	)

[ADDITIONAL PARTY]	)

)

)

)

By: ___________	)

Name: [●]	)

Title: [●]	)

in the presence of

Signature: ______________________

Name: [●]

Occupation: [●]

Address: [●]

Notice details:

[Deed of Adherence Signature Page]

Annex A

Existing Parties

Du Shyun-Dii Sterling

Kuo Chuan-Chiung

FNOF Precious Honour Limited

Annex B

Contribution Amount Committed by the Additional Party

Annex C

Ownership of Existing Shares

Party	Type & Number of Existing Shares
Additional Party